January 24, 2011
Morgan Stanley
1585 Broadway
New York, NY 10036

OVERNIGHT DELIVERY AND EDGAR

Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4720
Washington, D.C. 20549
Attn.:      Dominic Minore, Esq.
Division of Investment Management

Avenue Income Credit Strategies Fund
Registration Statement on Form N-2
File Nos. 333-170030 and 811-22485

Dear Mr. Minore:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as the lead manager of the prospective Underwriters of the above captioned securities, hereby joins in the request of Avenue Income Credit Strategies Fund that the effectiveness of the Registration Statement relating to such securities be accelerated so that the Registration Statement will become effective by 4:00 p.m., Eastern Time, on January 26, 2011, or as soon thereafter as practicable.

In connection with the above request for acceleration, please be advised that the underwriters are in the process of effecting the distribution of approximately 29,885 Preliminary Prospectuses dated December 27, 2010.

Sincerely, MORGAN STANLEY & CO. INCORPORTED As Representative
By:	MORGAN STANLEY & CO. INCORPORTED
By:	/s/ Sue Portelli
Name: Sue Portelli
Title: Executive Director